Exhibit (d)(3)

EXECUTION VERSION

LIMITED GUARANTEE

This Limited Guarantee (this “Guarantee”) is made as of February 21, 2022, by The Veritas Capital Fund VII, L.P., a Delaware limited partnership (the “Guarantor”), in favor of Houghton Mifflin Harcourt Company, a Delaware corporation (“Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, reference is made to that certain Agreement and Plan of Merger (as amended from time to time, the “Agreement”), dated as of the date hereof, by and among the Company, Harbor Holding Corp., a Delaware corporation (the “Parent”), and Harbor Purchaser Inc., a Delaware corporation and wholly owned Subsidiary of the Parent (the “Purchaser”).

NOW, THEREFORE, as an inducement to the Company to enter into the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the Guarantor undertakes and agrees for the benefit of the Company as follows:

1. The Guarantor hereby absolutely, unconditionally and irrevocably guarantees (subject to the Cap (as defined below)) the due and punctual payment to the Company of (a) the Parent Termination Fee, if and when due and payable pursuant to Section 8.3(c) of the Agreement, together with any reimbursement obligations set forth in Section 8.3(d) of the Agreement (and subject, in each case, to Section 10.10(c) of the Agreement) (collectively, the “Parent Termination Fee Obligations”), and (b) the Parent’s reimbursement and/or indemnification obligations expressly set forth in Section 6.14(c) and Section 6.15 of the Agreement (collectively, the “Reimbursement Obligations”, and together with the Parent Termination Fee Obligations, each, an “Obligation”, and collectively, the “Obligations”). Notwithstanding any of the terms or conditions of this Guarantee: (i) under no circumstance shall the maximum aggregate liability of the Guarantor to the Company under this Guarantee exceed, in the aggregate, an amount equal to $135,000,000 (the “Cap”) for any reason (it being understood that this Guarantee may not be enforced without giving effect to the Cap and Sections 7 and 13 below); (ii) this Guarantee may only be enforced for the payment of money (subject to the Cap), and under no circumstances shall the Guarantor be liable under the Agreement, this Guarantee, or any of the transactions contemplated thereby or hereby, for special, incidental, consequential, exemplary or punitive damages; (iii) in no event shall the Guarantor be required to pay an amount in the aggregate in excess of the Cap to any Person pursuant to, under, or in respect of this Guarantee; and (iv) the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Agreement, this Guarantee, any of the transactions contemplated thereby or hereby, or any other agreement or instrument contemplated thereby or hereby, other than as expressly set forth herein or in the Equity Commitment Letter. The Guarantor shall make prompt payment (in any event, no later than five business days after written demand by the Company therefor) to the Company of the amount (subject to the Cap) of the Obligations, if and when such amount is due under the terms of the Agreement. In furtherance of the foregoing, but subject to Section 2 below, the Guarantor acknowledges that this Guarantee is an unconditional guarantee of payment, not collection, and that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount (subject to the Cap) of the Obligations, regardless of whether action is brought against the Parent or Purchaser or whether the Parent, Purchaser or any other Person is joined in any such action or actions. Any amounts payable hereunder shall be paid in immediately available funds in the lawful currency of the United States.

2. Notwithstanding anything to the contrary contained in this Guarantee, but subject to Section 9, the Company agrees that, to the extent the Parent and Purchaser is relieved of all or any portion of the Obligations by the complete and indefeasible satisfaction thereof or pursuant to any written agreement with the Company entered into prior to the Closing (any amount so satisfied or relieved, the “Reduction Amount”), the Cap shall be reduced by an amount equal to the Reduction Amount.

3. The Guarantor represents and warrants to the Company that:

(a) The Guarantor is a limited partnership, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority necessary to execute and deliver this Guarantee, and to perform its obligations hereunder. The execution, delivery and performance by the Guarantor of this Guarantee have been approved by the requisite limited partnership action, and no other action on the part of the Guarantor is necessary to authorize the execution, delivery and performance by the Guarantor of this Guarantee.

(b) This Guarantee has been duly executed and delivered by the Guarantor and, assuming due authorization, execution and delivery of this Guarantee by the Company, constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and to general principles of equity. Neither the execution and delivery of this Guarantee by the Guarantor nor performance by the Guarantor of its obligations pursuant to this Guarantee will (i) conflict with or violate any provision of the organizational documents of the Guarantor, (ii) violate, in any material respect, any law, rule, regulation, judgment, writ, stipulation or injunction of any Governmental Authority applicable to the Guarantor or (iii) violate or constitute a default under any of the terms, conditions or provisions of any material contract to which the Guarantor is a party.

(c) The Guarantor has the financial capacity and uncalled capital commitments to pay and perform the guaranteed obligations hereunder and all funds necessary for it to fulfill its obligations hereunder shall be available to it for as long as this Guarantee shall remain in effect. Without limiting the generality of the foregoing, the Guarantor has (i) uncalled capital commitments at least equal to the Cap and (ii) the right to call capital from its limited partners (including in a capital call solely to fund commitments under this Guarantee), and its limited partners or other investors have an enforceable obligation to fund such capital after such a capital call by the Guarantor.

4. The Guarantor agrees that the Obligations shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against the Parent, the Purchaser or the Guarantor; (b) the existence of any claim, set-off or other right which the Guarantor may have at any time against the Parent, the Purchaser or the Company (other than defenses under the Agreement), whether in connection with the Obligations or otherwise; (c) any discharge of the Guarantor as a matter of applicable Law or equity (other than the discharge (i) of the Guarantor with respect to all, or a portion, of the Obligations as a result of payment of all, or a portion, of the Obligations in accordance with its terms (including as provided in Section 2 above) or as a result of defenses to the payment of the Obligations that would be available to the Parent or the Purchaser under the Agreement (excluding any defenses, claims, set-offs or other rights arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Purchaser or the failure of Parent or Purchaser to duly authorize the execution and delivery of the Agreement) or (ii) pursuant to the terms of this Guarantee); (d) any release, waiver, forbearance or discharge, in whole or in part, of any obligation of the Parent or the Purchaser contained in the Agreement (other than (i) as provided in Section 2 above or (ii) as a result of the defenses to the payment of the payment obligation of the Parent or the Purchaser available under the Agreement (excluding any defenses, claims, set-offs or other rights arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Purchaser or the failure of Parent or Purchaser to duly authorize the execution and delivery of the Agreement)); (e) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Agreement made in accordance with the terms thereof, provided, that no such change, rescission, waiver, compromise, consolidation, amendment, modification or other agreement shall in any way increase the Cap; (f) the addition, substitution or release of any Person interested in the transactions contemplated by the Agreement; (g) any change in the corporate existence, structure or ownership of the Guarantor, the Company or any other Person; (h) any default by Parent or Purchaser under the Agreement; or (i) the adequacy of any other means the Company may have of obtaining repayment of any of the Obligations.

5. To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives (a) any and all rights or defenses arising by reason of any applicable Law that would otherwise require any election of remedies by the Company (other than any applicable rights and defenses available to the Parent or the Purchaser under the Agreement (excluding any defenses, claims, set-offs or other rights arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Purchaser or the failure of Parent or Purchaser to duly authorize the execution and delivery of the Agreement)); (b) promptness, diligence, grace, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (other than notices to the Parent or Purchaser pursuant to the Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect or any right to require the marshaling of assets of the Parent, the Purchaser or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Agreement; (c) all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to the Parent or the Purchaser under the Agreement (excluding any defenses, claims, set-offs or other rights arising out of, due to, or as a result of, the insolvency or bankruptcy of Parent or Purchaser or the failure of Parent or Purchaser to duly authorize the execution and delivery of the Agreement)); and (d) any and all notice of the creation, renewal, extension or accrual of the Obligations and notice of or proof of reliance by the Company upon this Guarantee or acceptance of this Guarantee. The Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between the Parent, the Purchaser or the Guarantor, on the one hand, and the Company, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

6. When pursuing its rights and remedies hereunder against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against the Parent, the Purchaser or any other Person for the Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from the Parent, the Purchaser or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of any such other Person (other than a release of the Parent and Purchaser, the treatment of which shall be governed by Section 2 above) or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

7. This Guarantee is a continuing Guarantee and shall be binding upon the Guarantor until the complete and indefeasible payment and satisfaction in full (subject to the Cap) of the Obligations. Notwithstanding the foregoing, this Guarantee shall terminate and the Guarantor shall have no further obligations under this Guarantee as of the earliest of (a) the Closing, (b) with respect to the Parent Termination Fee Obligations, (i) six months following the valid termination of the Agreement pursuant to its terms in a circumstance in which the Parent Termination Fee is payable pursuant to Section 8.3(c) of the Agreement (unless the Company shall have provided a good faith notice to the Guarantor, Parent or Purchaser claiming amounts payable in respect of the Parent Termination Fee Obligations prior to such date, in which case this Guarantee shall terminate upon the final, non-appealable adjudication or resolution of such action and satisfaction by the Guarantor of any Parent Termination Fee Obligations finally determined or agreed to be owed by the Guarantor), and (ii) the valid termination of the Agreement pursuant to its terms in any circumstances in which the Parent Termination Fee is not payable pursuant to Section 8.3(c) of the Agreement, (c) with respect to the Reimbursement Obligations, six months following the valid termination of the Agreement pursuant to its terms (unless the Company shall have provided a good faith notice to the Guarantor, Parent or Purchaser claiming amounts payable in respect of the Reimbursement Obligations prior to such date, in which case this Guarantee shall terminate upon the final, non-appealable adjudication or resolution of such action and satisfaction by the Guarantor of any Reimbursement Obligations finally determined or agreed to be owed by the Guarantor) and (d) the execution and delivery of a written agreement signed by the Guarantor and Company terminating this Guarantee. Notwithstanding the foregoing, in the event that the Company or any of its Subsidiaries or Affiliates asserts in any Legal Proceeding relating to this Guarantee that the provisions hereof (including Section 1 above, this Section 7 and Section 13 below) limiting the Guarantor’s liability or any other provisions of this Guarantee are illegal, invalid or unenforceable in whole or in part, or asserts that any theory of liability against the Guarantor, any of its Affiliates (other than the Parent or the Purchaser) or any Non-Recourse Party (as defined below) with respect to the transactions contemplated by the Agreement or this Guarantee other than liability of the

Guarantor under this Guarantee (as limited by the provisions hereunder) or asserts that the Guarantor is liable in excess of the Cap, then (A) the obligations of the Guarantor under this Guarantee shall terminate ab initio and, thereupon, be null and void, (B) if the Guarantor has previously made any payments under this Guarantee it shall be entitled to have such payments refunded by the Company and (C) no Parent Related Party shall have any liability to the Company under the Agreement (other than the Parent and Purchaser in accordance with the express terms and limitations therein) or under this Guarantee; provided that nothing herein is intended to limit the Company’s right to specific performance pursuant to Section 10.3(a) and (b) of the Agreement to the extent and subject to the terms and limitations set forth therein.

8. Each party hereto hereby unconditionally and irrevocably agrees that (a) it shall not institute any Legal Proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms and (b) it shall maintain in full force and effect all consents of any Governmental Authority or other authority that are required to be obtained by it with respect to this Guarantee.

9. The Guarantor hereby agrees that the Obligations shall not be deemed to have been released, dismissed, impaired, reduced, discharged, paid, observed or performed or affected as the result of the bankruptcy, insolvency, disability, dissolution, termination, receivership, reorganization or lack of corporate or other power of the Parent or the Purchaser, and the Guarantor’s liabilities in respect thereof shall continue and not be discharged, including the case where any payment or performance thereof by the Parent or the Purchaser is recovered from or paid over by or on behalf of the Company by reason of a fraudulent transfer by the Parent or the Purchaser, or as a preference in any bankruptcy of the Parent or the Purchaser. The Company shall not be obligated to file any claim relating to the Obligations in the event that the Parent or the Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made.

10. No waiver, modification or amendment of any provisions of this Guarantee shall be effective except pursuant to a written agreement signed by the Company and the Guarantor, and then such waiver shall be effective only in the specific instance and for the purpose for which given. No waiver by any party of any breach or violation of, or default under, this Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No partial exercise, failure, delay or omission on the part of any party in exercising any right, power, privilege or remedy under this Guarantee will operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power under this Guarantee preclude any other or future exercise of any right, remedy or power under this Guarantee. Each and every right, remedy and power hereby granted to the Company or allowed the Company by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. This Guarantee shall be binding upon and inure to the benefit of the successors-in-interest and permitted assigns of each party hereto. No rights or obligations hereunder shall be assignable (by operation of law or otherwise) by the Guarantor or the Company without the prior written consent of the Company or the Guarantor, as the case may be.

11. This Guarantee may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12. This Guarantee and all transactions contemplated by this Guarantee, and all claims and defenses arising out of or relating to any such transaction or agreement or the formation, breach, termination or validity of any such agreement, shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state. Each party hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Guarantee or any of the transactions contemplated by this Guarantee, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Guarantee or any of the transaction contemplated by this Guarantee in any other court. Each party hereto irrevocably waives any objection that it may now or hereafter have to the venue of any Legal Proceeding arising out of or relating to this Guarantee brought as provided in this Section 12, and further irrevocably waives any claim that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. To the extent a party has or may later acquire any immunity from jurisdiction of any court or from legal process with respect to itself or its property, such party hereby irrevocably waives such immunity under this Section 12.

13. Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantor may be a partnership or limited liability company, by its acceptance of the benefits of this Guarantee, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, the Guarantor, the Debt Financing Sources or any of their respective former, current or future Affiliates, or their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives or any former, current or future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives of any of the foregoing (other than, in each case, the Parent and the Purchaser, collectively, each a “Non-Recourse Party”), with respect to this Guarantee, the Agreement or the transactions contemplated hereby or thereby, through the Parent or the Purchaser or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Parent, the Purchaser or any other Person against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise, except for its rights to recover from the Guarantor under and to the extent provided in this Guarantee and subject always to the Cap, and the other limitations set forth herein. The Company further agrees and acknowledges that recourse against the Guarantor under and pursuant to the terms and limitations of this Guarantee shall be the sole and exclusive remedy of the Company and any of its representatives against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under the Agreement or the transactions contemplated thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

14. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Agreement (and shall be deemed given as specified therein), to the addresses as follows:

(a) If to the Guarantor:

The Veritas Capital Fund VII, L.P.

9 West 57th Street, 32nd Floor

New York, New York 10019

Attention: Daniel Sugar

Email: dsugar@veritascapital.com

with a copy, which shall not constitute notice, to:

Milbank LLP

55 Hudson Yards

New York, New York 10005

Attention: Richard A. Presutti

Email: rpresutti@milbank.com

(b) If to the Company, as provided in the Agreement.

15. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, the Guarantor has duly executed and delivered this Limited Guarantee as of the day first written above.

GUARANTOR:

THE VERITAS CAPITAL FUND VII, L.P.

By:	Veritas Capital Partners VII, L.L.C., as General Partner

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

[Signature Page to Limited Guarantee]

Accepted and agreed as of the date
first above written:

HOUGHTON MIFFLIN HARCOURT COMPANY

By:	/s/ John J. Lynch, Jr.
Name:	John J. Lynch, Jr.
Title:	CEO & President

[Signature Page to Limited Guarantee]